

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 15, 2014

VIA EMAIL

Mr. Doug Hodgson
Counsel
Principal Life Insurance Company Separate Account B
711 High Street
Des Moines, IA 50392-0300

> Re: Principal Life Insurance Company Separate Account B (the "Registrant")
> Initial Registration Statement on Form N-4
> File Nos. 333-197214/811-02091

Dear Mr. Hodgson:

We have reviewed the registration statement on Form N-4 filed on behalf of the Registrant on July 2, 2014. We have generally organized our comments using headings, page numbers and defined terms from that registration statement. Unless otherwise stated, the page references below refer to the page numbers located at the bottom of the Edgar copy.

We have the following comments:

General Comments

- Please confirm in correspondence to the staff that all missing information and required exhibits will be included in a subsequent pre-effective amendment filing for this registration statement.

- You disclose that deferred income transfers are maintained in the Company's General Account and are guaranteed solely by the claims paying ability of the Company. Please clarify in correspondence whether there are any type of guarantees or support agreements with third parties to support any of the Company's other guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

<u>**Prospectus**</u>

1.   **Summary of Expense Information, pgs. 9-10**

•   In footnote 1 to the Optional Riders Table, please disclose which riders are mutually exclusive.

•   Please reverse the order of the Examples so that Example 2 is designated as Example 1. In addition, please revise the introduction to each Example to prominently disclose that Example 2 (redesignated as Example 1) shows the most expensive way to purchase the Contract if you surrender during the 7 year surrender charge period and that Example 1 (redesignated as Example 2) illustrates the most expensive way to purchase the Contract if you do not surrender during the 7 year period.

2.   **Summary/ Investment Limitations, pg. 11**

•   Is there a minimum number of investment options that you will offer under the Contract? If so, please indicate here and in the section that discusses "Allocation of Premium Payments."

3.   **Summary/ Purpose of the Offer, pg. 12**

•   Please define the term "Free Surrender Amount" here or in the Glossary.

4.   **Summary/ Charges and Deductions, p. 12**

•   Please add "[c]urrently" before the third and fourth bullets.

5.   **Summary/ Deferred Income Rider, p. 13**

•   Please bold "you should consider your liquidity needs because deferred income transfers cannot be surrendered." Also consider revising this sentence to draw the distinction between cancellation and surrender. For example, the sentence could be modified to read: "you should consider your liquidity needs because while deferred income transfers can be cancelled within 10 days after you receive confirmation of the deferred income transfer, transferred amounts will not be part of surrender proceeds."

6.   **Exchange Credit, p. 15**

•   Please bold the first sentence of the first "Note" under this section.

7.   Unscheduled Transfers, p. 22

•   In the second bullet under this heading, you disclose that you "reserve the right to impose a fee of the lesser of $30 or 2% of the amount transferred on each unscheduled transfer." This appears to conflict with the information that you have in the Fee Table. Please reconcile this disclosure with the Fee Table.

8.   Total Surrender with Deferred Income Rider, p. 24

•   You make reference to "collateral assignees." Please explain and/or define this term in the disclosure.

9.   Unscheduled Partial Surrenders, p. 24

•   In the second to last bullet under this heading, please clarify the disclosure as to the consequences if a contract owner submits a partial surrender request that would result in less than $5,000 of accumulated value remaining.

10.   Income Start Date Change, p. 27

•   Please disclose in the text what you mean by "actuarially equivalent basis" and "data page."

11.   Deferred Income Payments, p. 27

•   Please disclose in the text that the amount of deferred income payments will not be known before the receipt of the confirmation with respect to a deferred income transfer.

12.   Payment of Death Benefit, p. 34

•   You disclose that "[i]f more than one beneficiary is named, each beneficiary's portion of the Contract death benefit remains invested in the divisions until the valuation period during which we receive the required documents for that beneficiary." What would comprise the required documents for a beneficiary? Would a document submitted by one beneficiary obviate the need for another beneficiary to provide it (*e.g.,* death certificate)?

13.   Deferred Income Payment Options/Single Life Income, p. 27

•   Please bold the last sentence in this paragraph and add "when the annuitant dies" at the end of the sentence. This is consistent with the disclosure on page 32.

14. **Optional Cost of Living Adjustment Features, p. 28**

• With respect to this section, if applicable, please disclose that there are no charges imposed in connection with these features. If such charges apply, please add them to the fee table.

• Please bold the following sentence: "The election of either of these features will result in a lower deferred income payment in the early years that deferred income payments are made than if you had not elected the feature."

15. **Optional Cost of Living Adjustment Features/Optional CPI-U Based Adjustment, p. 28**

• Please bold: "If the originally published CPI-U value for any month is later revised, we will not recalculate the value."

16. **Death Occurs Prior to the Income Start Date, p. 29**

• Please revise the second sentence so that it begins: "If the spouse continues the Contract, the rider also … ."

17. **Change of Owner or Annuitant, p. 37**

• Will you be notifying the new owner if benefits under certain riders have been affected by the change in ownership? If so, please disclose that fact, as well as the method of notification, in the text.

• You state that you reserve the right to require that the Contract be sent to you so that you can record the change. Please address in the text how you would address lost or otherwise unavailable Contracts.

18. **Deletion or Substitution of Separate Accounts, p. 44**

• Please disclose whether there is a minimum number of investment divisions you are offering the contract owner under the Contract. See also Comment 2.

Statement of Additional Information

Please include disclosure to the following effect in the SAI:

At the time the contract owner submits a deferred income transfer request, the Company will inform the contract owner of the following:

(a) That amounts used to purchase deferred income payments are not liquid.

(b)   That payments made pursuant to the Deferred Income Rider are subject to the claims paying ability of the Company.

(c)   The deferred income payment amount that the contract owner receives from the Company may be higher or lower than the amount the contract owner might receive if he or she purchased a similar product offered by the Company or by another company. When making a deferred income transfer, the contract owner should consider, in consultation with his or her financial adviser, payment amounts for similar products, as well as the owner's future income needs, tax situation, contract terms, and the claims paying ability of the insurance company.

(d)   The deferred income payment amount is based on various factors disclosed in your prospectus. The confirmation the Company will send the contract owner with respect to the transfer will provide him or her with the deferred income payment amount for the amount transferred.

In addition, please disclose that upon completion of the transfer, contract owners will receive a confirmation that will inform them of the following:

(a)   The amount of the deferred income payment purchased.

(b)   The lack of liquidity of amounts transferred to the Deferred Income Rider

(c)   A notice that the contract owner has the ability to consider other products and cancel within a specific period of time.

(d)   Any compensation paid to the broker/dealer or any other person as a result of the deferred income transfer.

****

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6751 should you have any questions regarding this letter.

Sincerely,

/s/ Michelle Roberts

Michelle Roberts
Senior Counsel
Disclosure Review Office
Insured Investments